Exhibit 99.1

Hollinger Inc.
Status Update: December 29, 2006

TORONTO, Ontario, December 29, 2006 -- Hollinger Inc. ("Hollinger" or the "Company") (TSX:HLG.C) (TSX:HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended (the "MCTO"), was issued. These guidelines contemplate that Hollinger will provide bi-weekly updates on its affairs until such time as the MCTO is revoked. Reference should be made to Status Updates and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

On December 13, 2006, Conrad Black served a Notice of Action and Statement of Claim on the Company pursuant to which Black seeks damages in the amount of approximately $20.4 million and associated costs in the amount of $192,000, plus interest, relating to amounts paid by Black to Sun-Times Media Group, Inc. ("Sun-Times") on July 16, 2004 in satisfaction of the Delaware Chancery Court judgment dated June 28, 2004 (in respect of the non-competition payments that were diverted from Sun-Times to the Company). The Company disputes Black's claim for damages and believes that, in any event, it has a valid basis for offsetting any successful claim by Black against various amounts it has claimed from Black.

The Company has brought a motion in the Ontario Superior Court of Justice for recovery under its directors' and officers' insurance policy of expenses aggregating approximately $8 million, which motion is currently scheduled to be heard before the Honourable Mr. Justice Campbell on February 28, 2007 and March 1, 2007.

In respect of the motion brought by the Company for directions of the Ontario Superior Court of Justice in order to commence an action against certain of its former directors to recover excessive compensation, there is currently a mediation scheduled before the Honourable Mr. Justice Ground on February 22 and 23, 2007 to determine the fairness and reasonability of the compensation paid to these directors by the Company.

In respect of the receivership of The Ravelston Corporation Limited ("Ravelston") and its subsidiaries referred to below, Conrad Black Capital Corporation and Peter G. White Management Limited recently filed a motion seeking advice and direction of the Ontario Superior Court of Justice concerning Ravelston's participation in the U.S. criminal proceeding against Ravelston, Conrad Black and others. In their motion, the moving parties allege that Ravelston and the Company are unnecessarily spending money and ask the Court to direct the Ravelston receiver to maintain Ravelston's assets and to exercise its control over the Company to cause it to do the same. The moving parties also state that Black and his group will seek control of the Board of Directors of the Company at a later date after the end of the U.S. criminal proceeding.

Financial Statements

Hollinger has been unable to file its annual financial statements, Management's Discussion & Analysis and Annual Information Form for the fiscal years ended December 31, 2003, 2004 and 2005 and for its new fiscal year ended March 31, 2006 on a timely basis as required by Canadian securities legislation. Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30 in each of its 2004 and 2005 fiscal years and for the fiscal quarters ended June 30 and September 30, 2006. The Company has obtained a decision dated December 7, 2006 from certain Canadian securities regulatory authorities which, among other things, permits the Company to file financial statements for periods ending on or after December 31, 2003 using the fair value basis.  The Company intends to finalize and file financial statements for the financial years ended December 31, 2003, 2004, and 2005 and March 31, 2006 as well as interim financial statements for the current fiscal year and other continuous disclosure documents with a view to bringing its disclosure filings current and compliant with applicable law. Once these documents are filed, the Company will apply to the Ontario Securities Commission for the revocation of the MCTO. The Company is required by the recent decision to complete its filings within 90 days of the date of the decision.

Supplemental Financial Information

As of the close of business December 22, 2006, Hollinger and its subsidiaries - other than Sun-Times and its subsidiaries - had approximately US$32.0 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Sun-Times. Based on the December 22, 2006 closing price of the shares of Class A Common Stock of Sun-Times on the NYSE of US$4.84, the market value of Hollinger's direct and indirect holdings in Sun-Times was US$76.3 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Sun-Times is being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Sun-Times is pledged as security in connection with the senior notes (the "Senior Notes") and the second senior notes (the "Second Senior Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited approximately C$8.8 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of certain obligations Hollinger may have indemnified to six former independent directors and two current officers. In addition, C$759,000 has been deposited in escrow with the law firm of Davies Ward Phillips & Vineberg LLP in support of the obligations of a certain Hollinger subsidiary.

As of December 22, 2006, there was approximately US$72.6 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Senior Notes outstanding. Hollinger is current on all payments due under its outstanding Senior Notes and Second Senior Notes (collectively, the "Notes"). However, it is non-compliant under the Indentures governing the Notes with respect to certain financial reporting obligations and other covenants arising from the insolvency proceedings of the Ravelston Entities (as defined below). Neither the trustee under the Indentures nor the holders of the Notes have taken any action as a result of such defaults.

Ravelston Receivership and CCAA Proceedings

On April 20, 2005, the Court issued two orders by which Ravelston and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Bankruptcy & Insolvency Act (Canada) and the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, RSM Richter Inc. ("Richter") was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. Ravelston holds approximately 16.5% of the outstanding Retractable Common Shares of Hollinger. On May 18, 2005, the Court further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and its five subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger (collectively, Argus Corporation Limited and its five subsidiary companies, as well as Ravelston and RMI are referred to as the "Ravelston Entities"). On June 12, 2006, the Court appointed Richter as receiver and manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of Ravelston. The Ravelston Entities own, in aggregate, approximately 78% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger. The Court has extended the stay of proceedings against the Ravelston Entities to January 19, 2007.

Company Profile

Hollinger's principal asset is its direct and indirect holdings of approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a media company with assets which include the Chicago Sun-Times newspaper and Suntimes.com and a number of community newspapers and websites serving communities in the Chicago area. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contact:

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com